UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                                  ________________

                                    SCHEDULE 13G
                                  ________________

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO. 1)*

                               The John Nuveen Company
                                  (NAME OF ISSUER)

                        Class A Common Stock, $.01 par value
                           (TITLE OF CLASS OF SECURITIES)

                                     478035 10 8
                                   (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement.    [ ]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 PAGE 1 OF 6 PAGES

                                         13G

CUSIP No.  478035 10 8
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
           John A. Levin & Co., Inc.
           13-3134273
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                       22,500
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                       408,100
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                       22,500
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                       869,085
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           891,585
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           10.0%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
           IA, BD
_____________________________________________________________________________
                       ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  PAGE 2 OF 6 PAGES

                                         13G

CUSIP No.  478035 10 8
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
           John A. Levin
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                       22,500
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                       408,100
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                       22,500
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                       869,085
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           891,585
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           10.0%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
           IN
_____________________________________________________________________________
                       ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  PAGE 3 OF 6 PAGES

             This Amendment No. 1 to Schedule 13G restates the entire text of the Schedule 13G pursuant to Rule 101(a)(2)(ii) of Regulation S-T.

ITEM 1(a)    NAME OF ISSUER:

             The John Nuveen Company (the "Company")

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             333 West Wacker Drive
             Chicago, Illinois  60606

ITEM 2(a)    NAME OF PERSON FILING:

             John A. Levin & Co., Inc. ("Levin & Co.")
             John A. Levin

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             One Rockefeller Plaza, New York, New York  10020

ITEM 2(c)    CITIZENSHIP:

             Levin is a corporation organized under the laws of the State of Delaware. John A. Levin is a citizen of the United States.

ITEM 2(d)    TITLE OF CLASS OF SECURITIES:

             Class A Common stock, $.01 par value (the "Common Stock").

ITEM 2(e)    CUSIP NUMBER:

             478035 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

             (a)   (   )  Broker or Dealer registered under Section 15 of the
                          Securities Exchange Act of 1934 (the "Act")

             (b)   (   )  Bank as defined in Section 3(a)(6) of the Act

             (c)   (   )  Insurance Company as defined in Section 3(a)(19) of
                          the Act

             (d)   (   )  Investment Company registered under Section 8 of the
                          Investment Company Act of 1940

             (e)   ( X )  Investment Adviser registered under Section 203 of the
                          Investment Advisers Act of 1940

             (f)   (   )  Employee Benefit Plan, Pension Fund which is subject
                          to the provisions of the Employee Retirement Income
                          Security Act of 1974 or Endowment Fund; see Sec.
                          240.13d-1(b)(1)(ii)(F)

             (g)   (   )  Parent Holding Company, in accordance with Sec.
                          240.13d-1(b)(ii)(G) (Note: See item 7)

             (h)   (   )  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)

                                  PAGE 4 OF 6 PAGES

ITEM 4.      OWNERSHIP.

             (a)   Amount Beneficially Owned:
                   891,585

             (b)   Percentage of Class:

                   10.0% (based on the 8,909,827 shares of Common Stock reported to be outstanding as of November 9, 1994, as reflected in the Company's Form 10-Q for the quarter ended September 30, 1994.)

             (c)   Number of shares as to which such person has:

                   (i)    sole power to vote:
                          22,500

                   (ii)   shared power to vote or to direct the vote:
                          408,100

                   (iii)  sole power to dispose or to direct the disposition of:
                          22,500

                   (iv)   shared power to dispose or to direct the disposition
                          of:
                          869,085

             Levin & Co. holds for the accounts of its investment advisory clients, and thereby beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, the foregoing shares of Common Stock. By virtue of John A. Levin's positions as President, director and sole stockholder of Levin & Co., Mr. Levin may be deemed the beneficial owner of the shares of Common Stock held by Levin & Co. Levin & Co. has the sole power to vote and dispose of, and shares the power to vote and dispose of, such shares of Common Stock to the extent set forth above. All such powers of Levin & Co. may be exercised by John A. Levin.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             This Schedule 13G is filed by John A. Levin and Levin & Co., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to Common Stock purchased by Levin & Co. on behalf of its investment advisory clients. Each such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account. No such client has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d). There is no agreement or understanding among such persons to act together for the purpose of acquiring, holding, voting or disposing of any such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable.

                                  PAGE 5 OF 6 PAGES

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not applicable.

ITEM 10.     CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

             By signing below, Levin & Co. and John A. Levin certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1995

                                JOHN A. LEVIN & CO., INC.

                                /s/ John A. Levin
                                ---------------------------
                                John A. Levin
                                President

                                /s/ John A. Levin
                                ---------------------------
                                John A. Levin











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